Exhibit 99.1

DIGITAL REALTY TO COMBINE WITH INTERXION

Strategic Transaction to Position Combined Company as Leading Global Provider of Data Center Solutions with Enhanced Presence in Major European Metro Areas

SAN FRANCISCO and AMSTERDAM – October 29, 2019 – Digital Realty (NYSE: DLR) and Interxion (NYSE: INXN) announced today they have entered into a definitive agreement to combine their businesses to create a leading global provider of data center, colocation and interconnection solutions. Under the terms of the agreement, Interxion shareholders will receive a fixed exchange ratio of 0.7067 Digital Realty shares per Interxion share. The transaction values Interxion at approximately $93.48 per ordinary share or approximately $8.4 billion of total enterprise value, including assumed net debt.1 Completion of the transaction is subject to customary closing conditions, including approval by shareholders of Interxion and shareholders of Digital Realty.

Transaction Delivers Key Strategic and Financial Benefits

•

Globally Expanding Connected Communities of Interest: The combined company will extend Interxion’s successful strategy of creating and enabling valuable communities of interest in Europe by extending it across the combined company’s global footprint. This combination will build upon Digital Realty’s successful track record of hyperscale development and will represent an extension of the connected campus strategy that empowers enterprise customers to leverage the right products – from colocation to hyperscale footprints – to create value by efficiently deploying critical infrastructure and seamlessly connecting to a robust and growing universe of cloud platforms and connectivity service providers. The combined company will be uniquely positioned to meet the growing global demand from cloud platforms, service providers and enterprises seeking colocation, hybrid cloud and hyperscale data center solutions as IT architectures are re-engineered to support the explosive growth of data in modern business models.

•

Complementary European Footprint and Product Offering: Interxion’s European business (currently consisting of 53 carrier- and cloud-neutral facilities in 11 European countries and 13 metro areas including Frankfurt, Amsterdam, Paris and Interxion’s Internet Gateway in Marseille) is highly complementary to Digital Realty’s European footprint, given Digital Realty’s established presence in London and Dublin. The combination will create a leading pan-European data center presence, offering consistent, high-quality services with low-latency access to approximately 70% of the GDP in Europe.

•

Enhances Ability to Serve Multinational Customers on a Global Scale: Interxion’s well-established relationships with leading global cloud, digital media platform operators and multinational enterprise customers are expected to significantly bolster Digital Realty’s existing European platform. Similarly, Digital Realty’s relationships with many of the leading cloud platform operators

[1]	Based on Digital Realty’s closing stock price of $132.28 on October 28, 2019.

and global enterprises along with its access to low-cost capital will meaningfully extend the breadth of the combined company’s value proposition to a global customer base. The combined company’s enhanced capabilities to address and solve the public- and hybrid-cloud architectural requirements of its global customer base will allow it to build upon each company’s current relationships with leading global customers while also enabling it to effectively compete in the broader target markets.

•

Combined Development Capacity Provides Significant Embedded Growth Potential: Interxion has a robust pipeline of data center development projects currently under construction, with over $400 million invested to date and a total expected investment of approximately $1 billion. These projects represent roughly a 40% expansion of Interxion’s standalone critical load capacity, are significantly pre-leased and are expected to be delivered over the next 24 months, representing a solid pipeline of potential future growth for the combined company. In addition, the combined platform will maintain strategic land holdings in key growth metros across Europe, providing the potential for significant long-term development value creation.

•

Creates Substantial Anticipated Cost Efficiencies and Financial Benefits: The size and scale of the combined company is expected to produce a highly efficient cost structure and industry-leading EBITDA margins. The combination of the two companies is expected to create an opportunity to realize cost savings. Upon closing, the transaction is expected to enhance the combined company’s long-term growth prospects and is expected to improve its cost of and access to capital.

“This strategic and complementary transaction builds upon Digital Realty’s established foundation of serving market demand for colocation, scale and hyperscale requirements in the Americas, EMEA and Asia Pacific and leverages Interxion’s European colocation and interconnection expertise, enhancing the combined company’s capabilities to enable customers to solve for the full spectrum of data center requirements across a global platform,” said Digital Realty Chief Executive Officer A. William Stein. “The transaction is expected to be accretive to the long-term growth trajectory of the combined organization, and to establish a global platform that we believe will significantly enhance our ability to create long-term value for customers, shareholders and employees of both companies.”

“We are excited to deliver this compelling opportunity for all our stakeholders while bolstering our ability to offer a truly global platform to serve our customers’ needs,” said Interxion Chief Executive Officer David Ruberg. “As part of Digital Realty, stakeholders will have the opportunity to continue to reap the benefits of the value that we have created via the communities of interest approach in our carrier- and cloud-neutral European data center portfolio. They will also be able to participate in the value created by extending our approach across Digital Realty’s global footprint, complementary customer base and significant presence in the Americas, EMEA and Asia Pacific. We also believe our stakeholders will benefit from Digital Realty’s investment grade balance sheet and lower cost of capital. We look forward to working closely with Bill Stein and the entire Digital Realty team to consummate the transaction and combine the best of our companies to build the world’s preeminent data center provider.”

Leadership, Corporate Governance and Integration

Digital Realty Chief Executive Officer A. William Stein will serve as CEO of the combined company. Interxion Chief Executive Officer David Ruberg will serve as the Chief Executive of the combined company’s Europe, Middle East & Africa (EMEA) business, which will be branded “Interxion, a Digital Realty company” at the close of the transaction. Mr. Ruberg is expected to transition out of the role as Chief Executive of the EMEA business at some point within approximately one year of completion of the transaction. Mr. Ruberg will lead the combined company’s effort to organize and execute a program to identify and develop high-value communities of interest across the combined company’s platform. He will play a leadership role on certain of the combined company’s key global customer accounts, bringing to bear his longstanding relationships and thought leadership.

Digital Realty Chief Financial Officer Andrew P. Power will serve as CFO of the combined company. Digital Realty EMEA Managing Director Jeffrey Tapley will work jointly with Mr. Ruberg on the integration of Interxion’s and Digital Realty’s businesses. The board of directors of the combined company will consist of nine board members designated by Digital Realty and one board member designated by Interxion. Laurence A. Chapman, the current Chairman of the Digital Realty Board of Directors, will serve as Chairman of the Board of Directors of the combined company.

Digital Realty and Interxion employees will play a pivotal role in the success of the combined company and will be treated accordingly. Digital Realty and Interxion believe the employees of the combined company will have expanded career opportunities based on the expectations of enhanced growth prospects for the combined company. The process of transitioning from two separate organizations to a combined global entity will be fair, consistent, and transparent, recognizing the importance of preserving the rich cultural and country diversity within the combined business.

Transaction Details

Under the terms of the definitive agreement, a subsidiary of Digital Realty will commence a tender offer to acquire all Interxion’s issued and outstanding ordinary shares in exchange for 0.7067 shares of Digital Realty common stock for each Interxion ordinary share (subject to a minimum tender of at least 80% of Interxion’s outstanding ordinary shares, which minimum may be reduced to 66 2/3% by Digital Realty). Upon completion of the transaction, Interxion shareholders will own approximately 20% of the outstanding common stock of the combined company. Based on Digital Realty’s closing stock price of $132.28 on October 28, 2019, the transaction values Interxion at approximately $93.48 per ordinary share, or approximately $8.4 billion of total enterprise value, including assumed net debt. Digital Realty expects to refinance the Interxion debt assumed in the transaction with a combination of investment grade corporate bonds and proceeds from other financings.

The transaction is not subject to any financing condition. A special meeting of Digital Realty shareholders will be convened to approve the issuance of Digital Realty common stock in the transaction, in accordance with New York Stock Exchange rules. Following the close of the tender offer, in line with Dutch market practice, Digital Realty and Interxion will effectuate a corporate reorganization of Interxion and its subsidiaries, resulting in Digital Realty owning 100% of Interxion’s business and interests in Interxion’s subsidiaries. If less than 95% of Interxion’s ordinary shares are tendered,

Interxion shareholders who do not tender their shares in the tender offer will ultimately receive in the corporate reorganization the same consideration of 0.7067 shares of Digital Realty common stock for each Interxion ordinary share (without interest and subject to applicable withholding taxes). If 95% or more of Interxion’s ordinary shares are tendered, Interxion shareholders who did not tender will ultimately be squeezed out in accordance with a statutory Dutch court procedure in which they will receive cash in an amount determined under Dutch law. An extraordinary general meeting of Interxion’s shareholders will be convened in connection with the tender offer to adopt, among other things, certain resolutions relating to the transaction.

Interxion Chief Executive Officer David Ruberg, who controls approximately 1.3% of Interxion’s outstanding ordinary shares, has entered into a tender and support agreement with Digital Realty pursuant to which he has agreed, among other things, to tender his shares in the tender offer and to vote in favor of the resolutions relating to the transaction at the Interxion extraordinary general meeting.

The transaction has been approved by the boards of directors of both Digital Realty and Interxion. The transaction is expected to close in 2020 and is subject to the approval of Interxion and Digital Realty shareholders and other customary closing conditions.

BofA Securities, Credit Suisse and Morgan Stanley are acting as financial advisors and Latham & Watkins LLP and De Brauw Blackstone Westbroek N.V. are acting as legal advisors to Digital Realty. Guggenheim Securities is acting as financial advisor and rendered a fairness opinion to Interxion, and Moelis & Company also rendered a fairness opinion to Interxion. Debevoise & Plimpton LLP and Greenberg Traurig, LLP (Amsterdam) are acting as legal advisors to Interxion.

Investor Conference Call

Digital Realty Chief Executive Officer A. William Stein, Digital Realty Chief Financial Officer Andrew P. Power and Interxion Chief Executive Officer David Ruberg will host Digital Realty’s previously scheduled earnings call and will discuss the transaction at 2:30 p.m. PDT / 5:30 p.m. EDT / 10:30 p.m. CET on October 29, 2019. A transaction presentation has been posted to the Investors section of Digital Realty’s website at: https://investor.digitalrealty.com/

To participate in the live call, investors are invited to dial (888) 317-6003 (for domestic callers) or (412) 317-6061 (for international callers) and reference the conference ID # 3707672 at least five minutes prior to start time. A live webcast of the call will be available on the Investors section of Digital Realty’s website at: https://investor.digitalrealty.com/

Telephone and webcast replays will be available from October 30, 2019 until November 29, 2019. The telephone replay may be accessed by dialing (877) 344-7529 (for domestic callers) or (412) 317-0088 (for international callers) and using the conference ID # 10135281. The webcast replay may be accessed on Digital Realty’s website.

About Digital Realty

Digital Realty supports the data center, colocation and interconnection strategies of customers across the Americas, EMEA and APAC, ranging from cloud and information technology services, communications and social networking to financial services, manufacturing, energy, healthcare and consumer products. To learn more about Digital Realty, please visit digitalrealty.com or follow us on LinkedIn, Twitter, Facebook, Instagram and YouTube.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier- and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through more than 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

For Additional Information

Andrew P. Power

Chief Financial Officer

Digital Realty

(415) 738-6500

Digital Realty Investor Relations

John J. Stewart

(415) 738-6500

InvestorRelations@digitalrealty.com

Interxion Investor Relations

Jim Huseby

(813) 644-9399

IR@interxion.com

Digital Realty Media Inquiries

John Christiansen / Scott Lindlaw

Sard Verbinnen & Co

(415) 618-8750

DigitalRealty-SVC@SARDVERB.com

Interxion Media Inquiries

Matt Sherman / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

inxn-jf@joelefrank.com

Safe Harbor Statement

Additional Information and Where You Can Find It:

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Digital Realty intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include a proxy statement of Digital Realty, which also constitutes a prospectus of Digital Realty. After the registration statement is declared effective by the SEC, Digital Realty intends to mail a definitive proxy statement/prospectus to shareholders of Digital Realty and Digital Realty intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter Interxion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of Interxion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of Interxion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or Interxion may file with the SEC and send to Digital Realty’s or Interxion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and Interxion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (https://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from Interxion’s website (https://www.interxion.com/) or by contacting Interxion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

Digital Realty, Interxion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Digital Realty’s and Interxion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of Digital Realty is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of Interxion and their ownership of Interxion ordinary shares is set forth in Interxion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements:

Digital Realty and Interxion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, Interxion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Digital Realty and Interxion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and Interxion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and Interxion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q, and (ii) Interxion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K. This communication reflects the views of Digital Realty’s and Interxion’s management as of the date hereof. Except to the extent required by applicable law, Digital Realty and Interxion undertake no obligation to update or revise any forward-looking statement.